FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Report of Foreign Issuer

Furnished Pursuant to Rule 13a - 16 or 15d - 16 of the

Securities Exchange Act of 1934

For the period ending 6 January 2004

BRITISH AIRWAYS Plc

Waterside HBA3, PO Box 365, Harmondsworth UB7 0GB

CONTENTS

1. December Traffic and Capacity Statistics 6 January 2004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

BRITISH AIRWAYS Plc

Date: 6 January 2004
Sarah Billington Manager Shareholder Services

TRAFFIC AND CAPACITY STATISTICS December 2003

Summary of the headline figures

In December 2003, passenger capacity, measured in Available Seat Kilometres, was 2.3 per cent above December 2002 and traffic, measured in Revenue Passenger Kilometres, was higher by 4.8 per cent. This resulted in a passenger load factor up 1.7 points versus last year, to 73.3 per cent. The increase in traffic comprised a 4.7 per cent increase in premium traffic and a 4.8 per cent increase in non-premium traffic. Cargo, measured in Cargo Tonne Kilometres, rose by 15 per cent. Overall load factor rose 3.1 points to 70 per cent.

For the October to December quarter, ASKs rose by 2.9 percent, with RPKs rising by 5.3 percent. This resulted in an increase in passenger load factor of 1.7 points, to 72.7 percent. This comprised a 3.5 per cent increase in premium traffic and a 5.6 percent increase in non-premium traffic. CTKs rose by 11 per cent.

Market conditions

Longhaul premium volumes continue to increase year on year and are driving some improvement in the revenue outlook. Shorthaul premium continue to be weak and below last years levels. Traffic volumes in non premium remain very sensitive to yield.

Costs

As a result of yen depreciation against sterling, there will be a non-cash accounting profit of  £27 million in the third quarter financial results.

Strategic Developments

British Airways, Iberia Airlines and BA franchise partner GB Airways were given exemption from competition legislation by the European Commission. The exemption allows them to share airport facilities, extend code-sharing services, coordinate sales and marketing programmes, undertake joint network planning, coordinate capacity and pricing and cargo services.

The UK government, in its Aviation White Paper, approved new runways at London Stansted airport by around 2011, and subject to resolving the level of nitrogen dioxide emissions, at London Heathrow airport between 2015 and 2020.

The airline announced an increase in capacity between Nairobi and London from seven flights to 10 per week from March 28, 2004.

British Airways new year sale began December 30, with more than 500,000 discounted flight tickets to more than 120 worldwide destinations with savings up to £308. The sale also includes some bargain British Airways Holidays breaks to the Caribbean, USA (including Florida), Canada and Dubai with savings up to £339 per person. The World Offer tickets are on sale until January 27, 2004 and are valid for travel for differing time periods from January1 until June15.

January 6, 2004

BRITISH AIRWAYS MONTHLY TRAFFIC AND CAPACITY STATISTICS

Month of December Financial year to date
April through December
BRITISH AIRWAYS GROUP Change Change
SCHEDULED SERVICES 2003 2002 (%) 2003 2002 (%)
Passengers carried (000)
UK/Europe 1701 1741 -2.3 19119 19272 -0.8
Americas 590 561 +5.3 5442 5137 +5.9
Asia Pacific 135 131 +3.2 1081 1190 -9.2
Africa and Middle East 260 226 +15.2 2058 1901 +8.3
Total 2686 2658 +1.1 27700 27501 +0.7

Revenue passenger km (m)
UK/Europe 1420 1399 +1.5 16640 15595 +6.7
Americas 3920 3789 +3.5 35859 34605 +3.6
Asia Pacific 1405 1344 +4.5 11469 12142 -5.5
Africa and Middle East 1734 1560 +11.2 13812 12817 +7.8
Total 8478 8092 +4.8 77780 75160 +3.5

Available seat km (m)
UK/Europe 2320 2239 +3.6 24163 22591 +7.0
Americas 5075 5104 -0.6 46706 46757 -0.1
Asia Pacific 1858 1775 +4.7 15854 15628 +1.4
Africa and Middle East 2319 2192 +5.8 18822 18336 +2.7
Total 11572 11310 +2.3 105544 103312 +2.2

Passenger load factor (%)
UK/Europe 61.2 62.5 -1.3 pts 68.9 69.0 -0.1 pts
Americas 77.2 74.2 +3.0 pts 76.8 74.0 +2.8 pts
Asia Pacific 75.6 75.7 -0.1 pts 72.3 77.7 -5.4 pts
Africa and Middle East 74.8 71.2 +3.6 pts 73.4 69.9 +3.5 pts
Total 73.3 71.6 +1.7 pts 73.7 72.8 +0.9 pts

Revenue tonne km (RTK) (m)
Cargo tonne km (CTK) 396 345 +15.0 3310 3217 +2.9
Total RTK 1252 1163 +7.7 11089 10738 +3.3
Available tonne km (m) 1790 1739 +2.9 16293 15926 +2.3

Overall load factor (%) 70.0 66.9 +3.1 pts 68.1 67.4 +0.7 pts

* Comparative numbers from 1 July 2002 have been adjusted to remove the impact of dba following its disposal on 30 June 2003

Certain information included in this statement is forward-looking and involves risks and uncertainties that could cause actual results to differ materially from those expressed or implied by the forward looking statements.

Forward-looking statements include, without limitation, projections relating to results of operations and financial conditions and the Companys plans and objectives for future operations, including, without limitation, discussions of the Companys Future Size and Shape programme, expected future revenues, financing plans and expected expenditures and divestments. All forward-looking statements in this report are based upon information known to the Company on the date of this report. The Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

It is not reasonably possible to itemise all of the many factors and specific events that could cause the Companys forward looking statements to be incorrect or that could otherwise have a material adverse effect on the future operations or results of an airline operating in the global economy. Information on some factors which could result in material difference to the results is available in the Companys SEC filings, including, without limitation the Companys Report on Form 20-F for the year ended March 2002.
Investor Relations
Waterside (HCB3)
PO Box 365
Harmondsworth
UB7 OGB
Tel: +44 (0) 20 8738 6947
Fax: +44(0) 20 8738 9602